

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   February 14, 2017

Via E-mail
Joshua Rurka
Chief Executive Officer
Medivie USA Inc.
11319 Maple Street
Los Alamitos, CA 90720

      Re: **Medivie USA Inc.**
               Offering Statement on Form 1-A
               Amendment Submitted January 24, 2017
               File No. 024-10589
               CIK No. 1677885

Dear Mr. Rurka:

Part II- Offering Circular

Cover Page, page 1

1. We note your response to comment 2 of our letter dated August 30, 2016 that there is a minimum *subscription* amount, rather than addressing whether or not a specified minimum amount of the securities must be sold within a specified time in this offering. Please clarify. Additionally, please clarify in the disclosure whether the funds placed in your escrow account will be immediately accessible to the company after a subscription is accepted. See Item 1(e) of Part II of Form 1-A.

Dilution, page 17

2. We note your response to our comment number 5 from our letter dated August 30, 2016 and the added exhibit detailing the valuation report. It is not clear from the valuation report, what the reasonable basis is for some of the assumptions used in arriving at a value of $121.4 million. As an example, and consistent with our comment number 10 from our previous letter, it is unclear how you were able to project a 0.5% market share by the end of the year and a 7.2% share by 2020 given you currently have no market share and lack operating history. Furthermore, the assumptions used, including the near term growth prospects and resulting projections in the report would appear to be inconsistent with the heightened operating risk status of the company and with your risk factor disclosures beginning on page 9 related to your products; including but not limited to your lack of operating history and potential risk of unsuccessful marketing and development of your products. As such, and in light of our below comment regarding our request to revise your calculation of net tangible book value prior to the offering by using the historical net tangible book value as of

September 30, 2016, we request that you remove your reference to the $121.4 million valuation from your disclosures.

3. We note your response to our comment number 6 from our letter dated August 30, 2016. We again request that you revise your calculation of net tangible book value to only include tangible book assets less liabilities as reported on your balance sheet, rather than the $121.4 million valuation based on future revenue projections. Based on our calculation it would appear your net tangible book value prior to the offering as of September 30, 2016 is ($84,000), calculated by taking the tangible assets of $5, which would exclude the deferred issuance costs, less the $89,000 of liabilities as of that date. Furthermore, based on your disclosure in the Use of Proceeds section on page 20, it appears the total amount of proceeds you are expecting to receive based on a maximum offering is $6,500,000 net of fees incurred. This would suggest a net tangible book value after the offering to be $6,416,000. Please update your disclosures accordingly, in addition to the corresponding net tangible book values per share before and after the offering.

4. In your table summarizing the differences in consideration, you present total consideration of $10,260,000. Based on our recalculation, the amount of total consideration received should be $7,260,000. Please reconcile or advise.

Exhibits

5. The exhibits you attached with your previous filing do not appear to be listed in the exhibit index. Further, some of the exhibit descriptions in the index do not correspond to the actual exhibit. In particular, exhibit 5.1 refers to Harrison Law P.A. but the opinion filed is from another firm. Please review this section and revise.

6. Please file the employment agreements with your officers and directors.

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ameen Hamady, Staff Accountant at 202-551-3891 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
        Sunny Barkats
        JSBarkats, PPLC